Exhibit 99.1

Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the years ended October 31, 2014 and 2013

(Expressed in United States Dollars)

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, PO Box 27
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
F. 416.480.2646

www.collinsbarrow.com

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Micromem Technologies Inc.:

We have audited the accompanying consolidated financial statements of Micromem Technologies Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at October 31, 2014 and October 31, 2013 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended October 31, 2014, October 31, 2013 and October 31, 2012 and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Micromem Technologies Inc. and its subsidiaries as at October 31, 2014 and October 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years ended October 31, 2014, October 31, 2013 and October 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes the material uncertainties that cast significant doubt about Micromem Technologies Inc.’s ability to continue as a going concern.

This office is independently owned and operated by Collins Barrow Toronto LLP The Collins Barrow trademarks are used under License.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of October 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2015 expressed an unmodified (unqualified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 27, 2015

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, PO Box 27
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F. 416.480.2646

To the Shareholders of Micromem Technologies Inc.:	www.collinsbarrow.com

We have audited the internal control over financial reporting of Micromem Technologies Inc. and subsidiaries (the "Company") as of October 31, 2014, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Disclosure Controls/Internal Controls” under the title “Compliance Related Reporting Matters” in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2014, based on criteria established in the Internal Control — Integrated Framework (2013) issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as at October 31, 2014 and 2013 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended October 31, 2014, October 31, 2013 and October 31, 2012, and notes comprising a summary of significant accounting policies and other explanatory information and our report dated February 27, 2015 expressed an unqualified audit opinion on those consolidated financial statements.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 27, 2015

This office is independently owned and operated by Collins Barrow Toronto LLP The Collins Barrow trademarks are used under License.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Summary of Significant Accounting Policies

5.	New Standards and Interpretations Issued but not yet Adopted

6.	Fair Value Disclosures

7.	Capital Risk Management

8.	Deposits and Other Receivables

9.	Property and Equipment

10.	Deferred Development Costs

11.	Intangible Assets and Patents

12.	Share Capital, Stock Options and Loss per Share

13.	Private Placements, Derivative Warrant Liability and Common Share Purchase Warrants

14.	Bridge Loans

15.	Contributed Surplus

16.	Income Taxes

17.	Expenses

18.	Management Compensation and Related Party Transactions

19.	Commitments

20.	Contingencies

21.	Financial Risk Management

22.	Segmented Information

23.	Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	October 31,	October 31,
	2014	2013

Assets
Current assets:
Cash	$935,987	$821,283
Deposits and other receivables (Note 8)	872,766	234,741
	1,808,753	1,056,024

Property and equipment, net (Note 9)	21,483	13,998
Deferred development costs (Note 10)	3,525,456	928,077
Intangible assets, net (Note 11)	77,409	96,761
Patents, net (Note 11)	203,504	71,595
	$5,636,605	$2,166,455

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 14)	$-	$290,014
Accounts payable and accrued liabilities	773,832	340,122
	$773,832	$630,136
Shareholders' Equity (Deficiency)
Share capital: (Note 12)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 188,436,724 common shares (2013: 158,491,425) (Note 12)	$70,802,776	$57,755,613
Equity component of bridge loans (Note 14)	-	1,557
Contributed surplus (Note 15)	27,436,678	32,822,327
Deficit	(93,376,681)	(89,043,178)
	4,862,773	1,536,319

	$5,636,605	$2,166,455

Going Concern (Note 2)
Management Compensation and Related Party Transactions (Note 18)
Commitments (Note 19)
Contingencies (Note 20)
Subsequent Events (Note 23)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the years ended October 31,

	2014	2013	2012

Costs and expenses :
Administration (Note 17)	$325,453	$378,497	$694,617
Professional, other fees and salaries (Note 17)	2,360,867	1,572,515	1,507,891
Stock based compensation (Note 12)	379,253	368,790	430,856
Research and development (Note 17)	703,671	160,920	229,840
Forgiveness of debt	-	-	(42,004)
Travel and entertainment	329,779	210,852	150,924
Amortization of property and equipment (Note 9)	7,357	4,989	4,414
Amortization of intangible assets (Note 11)	-	19,352	19,352
Foreign exchange loss	58,491	12,261	7,537
Recovery of promissory note receivable (Note 8)	-	-	(30,000)
Loss from operations	4,164,871	2,728,176	2,973,427

Other Expenses
Gain on revaluation of embedded derivatives (Note 14)	-	(40,750)	(176,899)
Warrants issued on debt settlement (Note 14)	-	-	306,061
Loss (gain) on revaluation of derivative warrants liability (Note 13)	-	3,246,502	(1,327,524)

Net loss before income taxes	(4,164,871)	(5,933,928)	(1,775,065)

Income taxes (Note 16)	-	-	-

Net loss and comprehensive loss	$(4,164,871)	$(5,933,928)	$(1,775,065)
			-
Loss per share - basic and diluted (Note 12)	$(0.02)	$(0.04)	$(0.01)

Weighted average number of shares (Note 12)	171,534,969	146,814,466	123,375,510

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

For the years ended October 31,

	2014	2013	2012
Cash flows from operating activities:
Net loss	$(4,164,871)	$(5,933,928)	$(1,775,065)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of intangible assets	-	19,352	19,352
Amortization of property and equipment	7,357	4,989	4,414
Research and development	676,790	52,461	206,780
Accretion expense	-	19,381	187,671
Stock based compensation	379,253	368,790	430,856
Forgiveness of debt	-	-	(42,004)
(Increase) in deposits and other receivables	(235,757)	(188,679)	(13,728)
Increase (decrease) in accounts payable and accrued liabilities	454,149	(63,433)	(393,896)
Loss (gain) on revaluation of derivative warrant liability	-	3,246,502	(1,327,524)
(Gain) on revaluation of embedded derivatives	-	(40,750)	(176,899)
Warrants issued on settlement of debt	-	-	306,061
Net cash used in operating activities	(2,883,079)	(2,515,315)	(2,573,982)

Cash flows from investing activities:
Purchase of property and equipment	(14,842)	(13,200)	-
Patents	(176,381)	(44,825)	(26,650)
Deferred development costs	(3,872,635)	(655,093)	(263,133)
Recovery of deferred development costs	662,290	233,290	-
Net cash used in investing activities	(3,401,568)	(479,828)	(289,783)

Cash flows from financing activities:
Issue of common shares	6,801,619	3,697,441	2,524,155
Bridge loans advances	-	-	714,359
Bridge loan repayments	-	(126,044)	(173,782)
Advances to related parties	(480,304)	-	-
Repayments from related parties	78,036	-	-
Net cash provided by financing activities	6,399,351	3,571,397	3,064,732

Increase in cash	114,704	576,254	200,967

Cash, beginning of year	821,283	245,029	44,062

Cash, end of year	$935,987	$821,283	$245,029

Supplemental cash flow information:
Interest paid (classified in operating activities)	17,071	83,493	75,142
Income taxes paid	-	-	-

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of	Share capital	Contributed surplus	Equity component	Deficit	Total
	Shares			0f Bridge loan

Balance as at November 01, 2011	116,149,718	$51,774,555	$25,986,276	$-	$(79,170,059)	$(1,409,228)

Private placement of units for cash	6,344,899	1,040,899	-	-	-	1,040,899
Financing costs	-	(16,457)	-	-	-	(16,457)
Stock based compensation	-	-	430,856	-	-	430,856
Warrants issued on private placements	-	(356,364)	66,997	-	-	(289,367)
Warrants extended	-	-	358,983	-	(1,322,879)	(963,896)
Warrants exercised	12,075,858	1,499,713	-	-	-	1,499,713
Fair value of warrants exercised	-	558,993	(208,935)	-	-	350,058
Equity portion of bridge loan	-	-	-	1,557	-	1,557
Shares issued on conversion of bridge loan	1,860,080	226,900	-	-	-	226,900
Net loss and comprehensive loss	-	-	-	-	(1,775,065)	(1,775,065)
Balance at October 31, 2012	136,430,555	54,728,239	26,634,177	1,557	(82,268,003)	(904,030)

Private placement of units for cash (Note 13)	16,106,957	2,910,532	-	-	-	2,910,532
Financing costs	-	(35,482)	-	-	-	(35,482)
Stock based compensation (Note 12)	-	-	368,790	-	-	368,790
Warrants issued on private placements (Note 13)	-	(863,863)	377,234	-	-	(486,629)
Warrants extended (note 13)	-	-	264,938	-	(841,247)	(576,309)
Warrants exercised (Note 13)	5,953,913	822,391	-	-	-	822,391
Fair value of warrants exercised	-	193,796	(47,675)	-	-	146,121
Warrants modified (Note 13)	-	-	5,224,863	-	-	5,224,863
Net loss and comprehensive loss	-	-	-	-	(5,933,928)	(5,933,928)
Balance at October 31, 2013	158,491,425	$57,755,613	$32,822,327	$1,557	$(89,043,178)	$1,536,319

Stock based compensation (Note 12)	-	-	379,253	-	-	379,253
Warrants extended (note 13)	-	-	168,632	-	(168,632)	-
Warrants exercised (Note 13)	27,410,717	6,801,619	-	-	-	6,801,619
Fair value of warrants exercised	-	6,078,497	(6,078,497)	-	-	-
Bridge loan converted (Note 14)	2,517,501	302,100	1,557	(1,557)	-	302,100
Warrants issued on conversion of bridge loan (Note 14)	-	(143,406)	143,406	-	-	-
Shares issued on settlement of accounts payable	17,081	8,353	-	-	-	8,353
Net loss and comprehensive loss	-	-	-	-	(4,164,871)	(4,164,871)
Balance at October 31, 2014	188,436,724	$70,802,776	$27,436,678	-	$(93,376,681)	$4,862,773

See accompanying notes.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized magnetic sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2014 and is devoting substantially all its efforts to securing commercial revenue opportunities.

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on February 27, 2015.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2014, the Company reported a net loss and comprehensive loss of $4,164,871 (2013 - $5,933,928; 2012 - $1,775,065) and negative cash flow from operations of $2,883,079 (2013-$2,515,315; 2012 $2,573,982). The Company’s working capital position as at October 31, 2014 is $1,034,921 (2013 – $425,888).

The Company’s success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2015; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments could be material.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

3.	BASIS OF PRESENTATION

	a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS and its interpretations adopted by International Accounting Standards Board (“IASB”).

	b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

	c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s functional currency.

	d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

i)

The Company makes estimates and utilizes assumptions in determining the fair value for stock based compensation expense, warrants, the (gain) loss on the revaluation of the derivative warrant liability, the (gain) loss on the revaluation of the embedded derivatives relating to bridge loans and the bifurcation of convertible debt.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

3.	BASIS OF PRESENTATION (Cont’d)

d)	Use of estimates and judgments: (Cont’d)

ii)

The Company makes estimates related to the recovery of deferred development costs based on the expectation and assumption of realizing revenues from future commercial agreements that it anticipates will develop with the companies for whom these projects have been undertaken. Changes in these expectations and assumptions could result in a change in the recoverable amount calculated.

	iii)	The Company applies judgement when establishing whether the capitalization criteria under IAS 38, Intangible Assets, for internally developed intangible assets.

iv)

The Company makes estimates related to the useful lives of property and equipment, patents and intangible assets and the related amortization. The Company also periodically assesses the recoverability of long-lived assets. The recoverability analysis requires the Company to make assumptions about future operations. Changes to one or more assumptions would result in a change in the recoverable amount calculated and/or amortization expensed.

v)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At October 31, 2014, the Company has assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

	vi)	The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

	vii)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of consolidation:

Subsidiaries are legal entities controlled by the Company. Control exists when the Company is exposed, or has rights to variable returns from an investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date control ceases.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. The accounting policies have been consistently applied by the Company’s subsidiaries.

	b)	Foreign currency translation:

IFRS requires that the functional currency of each entity in the consolidated entity be determined separately in accordance with specific indicators and should be measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). As a result of an assessment of the primary indicators, management assessed the functional currency of the Company and its subsidiaries to be U.S. dollar (“USD”). The consolidated financial statements of the Company are prepared and presented using the USD.

Foreign currency transactions denominated in other than U.S. dollars are translated into the functional currency on the following basis:

i)	Monetary assets and liabilities are translated at the rates of exchange prevailing at the statement of financial position date.

ii)	Non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

iii)	Income and expenses for each income statement line item presented are translated at average exchange rates during the quarter in which they are recognized.

Exchange differences resulting from the settlement of foreign currency transactions are recognized directly in the consolidated statement of loss and comprehensive loss in the period in which incurred.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	c)	Financial Instruments: Recognition, Measurement, Disclosure and Presentation:

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets including assets designated at fair value through profit or loss (FVTPL) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position only when the Company has the legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company’s financial assets consist of cash and deposits and other receivables and the Company’s financial liabilities consist of accounts payable and accrued liabilities, bridge loans, derivative warrant liability and embedded derivatives in bridge loans.

All financial assets and financial liabilities, including derivatives, are initially measured in the statement of financial position at fair value, except for loans and receivables, investments held-to maturity and other financial liabilities, which are measured at amortized cost. Measurement in subsequent periods depends on whether the financial instrument had been classified as FVTPL, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

FVTPL financial assets are measured at fair value and all gains and losses are included in the statement of loss and comprehensive loss in the period in which they arise. Available- for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the statement of financial position.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	c)	Financial Instruments: Recognition, Measurement, Disclosure and Presentation: (Cont’d)

The Company classifies cash as FVTPL. Deposits and other receivables are classified as loans and receivables, and are initially measured at fair value and subsequently at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and bridge loans are classified as other liabilities, and initially measured at fair value and subsequently at amortized cost using the effective interest rate method. The derivative warrant liability and embedded derivatives in bridge loans are classified at FVTPL and are measured at fair value with unrealized gains or losses reported in the consolidated statement of loss and comprehensive loss.

	d)	Compound Financial Instruments

Compound financial instruments issued by the Company comprise convertible notes that can be converted to share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option.

The equity component, if the conversion feature of the convertible note is in US dollars, is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss except for borrowing costs on qualifying assets which are added to asset cost. Distributions to the equity holders are recognized in equity, net of any tax effect.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	e)	Hybrid Financial Instruments:

Financial instruments with embedded derivative liabilities are accounted for as hybrid financial instruments. The Company has hybrid financial instruments when the embedded derivative conversion option right of the convertible notes gives the right to the holder to convert into common shares in Canadian dollars (“CDN”).

An embedded derivative is a feature within a contract, such that the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

•	When the economic risks and characteristics of the embedded derivatives are not closely related to those of the host contract;
•	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	The entire instrument is not measured at fair value with changes in fair value recognized in the income statement.

Subsequent to initial recognition, the embedded derivative component is re-measured each reporting period using the Black Scholes option-pricing model with the change in fair value recognized in statement of loss and comprehensive loss.

f)	Derivative Liability

The Company’s derivative financial instruments consist of derivative liabilities in relation to its share purchase warrants.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability (Cont’d)

	i)	Derivative Warrant Liability:

The Company has issued share purchase warrants in conjunction with private placements for the purchase of common shares of the Company. Until October 2013 (Note 13(b)), a number of these share purchase warrants were issued with an exercise price in CDN, rather than USD (the reporting and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these CDN share purchase warrants are re-measured at each financial position date using the Black Scholes option-pricing model using the exchange rates at the financial position date and measured over their remaining life. Adjustments to the fair value of the derivative warrant liability as at the financial position date are recorded in the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability. Share purchase warrants that have expired or have been forfeited are adjusted to the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability.

Consideration received upon the exercise of warrants is credited to share capital and the related amount is transferred from contributed surplus (USD warrants) or derivative warrant liability (CDN warrants) to share capital.

	ii)	Conversion Feature of Bridge Loans

The conversion feature on the bridge loans allows the holder of the option to convert the outstanding principal and interest from time to time to common equity. The Company, using the Black Scholes option-pricing model, accounts for bridge loans as follows:

(ii.1)

At date of origination, the bifurcation of the total balance of the loan as debt and equity is calculated. If the conversion feature of the bridge loan is in CDN there is no equity component, resulting in an embedded derivative. Accretion expense is recorded over the term of the loan.

(ii.2)

The total loan proceeds are allocated between the bridge loans and the related embedded derivative based on their relative fair value. The embedded derivative conversion feature is included under the bridge loans in the statement of financial position.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability (Cont’d)

ii)	Conversion Feature of Bridge Loans (Cont’d)

(ii.3)	The conversion feature is revalued at the end of the reporting period and any adjustment is reflected in the statement of loss and comprehensive loss if the conversion feature is in CDN.

g)	Loan Impairment:

Impaired loans are accounted for at their face amount net of the allowance for loan impairment. When a loan is deemed to be impaired, its carrying amount is reduced to its estimated realizable amount which is measured by discounting the expected future cash flows at the effective interest rate inherent in the loan. The amount initially recognized as an impairment loan, together with any subsequent change, is charged to the allowance as an adjustment. A write-off of the loan will occur when the loan is believed to have no reasonable expectation of collectability.

h)	Intangible Assets

Costs for the general development of the Company’s sensor technology are expensed unless they meet the criteria for deferral. Expenditures are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Commencing in 2011, the Company determined that these costs met the criteria and, accordingly, these costs have been capitalized and are tested in each reporting period for impairment. Amortization is provided on a 7 year straight-line basis. Commencing in 2014 amortization expense of intangible assets is capitalized as deferred development costs as these charges are directly related to development.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	i)	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

j)	Impairment of Long-lived Assets:

Long-lived assets consist of property and equipment, patents, intangible assets, and deferred development costs.

The carrying amounts of property and equipment, patents, intangible assets and deferred development costs, are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

The recoverable amount of long-lived assets is the greater of fair value less costs of disposal and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of loss and comprehensive loss. Following the recognition or reversal of an impairment loss, the amortization charge applicable to the asset is adjusted prospectively in order to systematically allocate the revised carrying amount, net of any residual value, over the estimated useful life.

Gains or losses on the disposal of property and equipment, patents and intangible assets represent the difference between the net proceeds and the carrying value at the date of sale.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	k)	Research and Development Costs:

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Commencing in 2009, the Company determined that its continuing activities related to the application of its sensor technology to projects met the deferral criteria and, accordingly, these costs have been capitalized and are tested in each reporting period for recoverability. Development costs will be amortized on an appropriate basis at the time each of the developed assets is available for use.

Payments received from development partners on projects are recorded to deferred development costs as a recovery of cost incurred.

	l)	Patents:

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years. Patents are recorded net of accumulated amortization with amortization expense capitalized as deferred development costs since the patents are directly related to development.

	m)	Unit Private Placements:

The Company uses the relative fair value approach in accounting for the value assigned to the common shares and the common share purchase warrants which it had made available in the unit private placement financings that it secured, calculated in accordance with the Black Scholes option-pricing model.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	n)	Stock based Compensation and Other Stock based Payments:

The Company applies the fair value based method of accounting for all stock based payments to employees and non-employees and all direct awards of stock. Where share based payments are issued to non-employees, they are recorded at the fair value of the goods or services received in the statement of loss and comprehensive loss. If the fair value is not readily determinable the amount is based on the fair value of the equity instrument granted. Stock based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related amount is transferred from contributed surplus.

The fair value of stock options and warrants is determined by the Black Scholes option- pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. In the event that vested stock options expire, previously recognized stock based compensation is not reversed. In the event that stock options are forfeited, previously recognized stock based compensation associated with the unvested portion of the stock options forfeited is reversed. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

	o)	Income Taxes:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

o)	Income Taxes: (Cont’d)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the rates that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

p)	Earnings or Loss Per Share:

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by adjusting the weighted average number of number of common shares outstanding for the effects of all dilutive potential common shares, which are comprised of outstanding warrants, conversion options and vested stock options. Diluted earnings (loss) per common share assumes that any proceeds received for in-the-money warrants and options would be used to buy common shares at the average market price for the period.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

q)	Changes in Accounting Standards:

On November 1, 2013, the Company adopted the following new standards, amendments to standards and interpretations which are effective for periods beginning on or after January 1, 2013:

•	IFRS 10 – Consolidated Financial Statements
•	IFRS 11 – Joint Arrangements
•	IFRS 12 – Disclosures of Interests in Other Entities
•	IFRS 13 – Fair Value Measurement
•	IAS 27 – Separate financial statements
•	IAS 28 – Investment in Associates and Joint Ventures

The adoption of these accounting standards had no impact on the consolidated financial statements previously filed by the Company. As a result no reconciliations are provided for the adoption of these new standards.

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or the IFRS Interpretations Committee that are mandatory for future accounting periods. The standards impacted that are applicable to the Company are as follows:

a)

IFRS 2 Share-based Payments, the amendments to IFRS 2, issued in December 2013 clarifies the definition of “vesting conditions”, and separately defines a “performance condition” and a “service condition”. A performance condition requires the counterparty to complete a specified period of service and to meet a specified performance target during the service period. A service condition solely requires the counterparty to complete a specified period of service. The amendments are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED (Cont’d)

b)

IFRS 15 – Revenue from Contracts with Customers, which will replace IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The new standard will be mandatorily effective for fiscal years beginning on or after January 1, 2017, and interim periods within that year. Earlier application is permitted.

The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple deliverable arrangements. The Corporation is assessing the new standard to determine its impact of the Corporation’s financial statements.

c)

IAS 32 – Financial instruments – presentation (“IAS 32”) was amended to clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014 with retrospective application required.

d)

IFRS 9 – Financial Instruments, was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39, Financial Instruments – Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories:

•	Amortized cost and
•	Fair value through profit and loss

IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through earnings or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends, to the extent not clearly representing a return of investment, are recognized in earnings; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED (Cont’d)

	d)	(Cont’d)

Requirements for financial liabilities were added in October 2010 and largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income.

The effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018.

The Company is currently assessing the impact of the above standards.

6.	FAIR VALUE DISCLOSURES

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments consisting of cash, deposits and other receivables, promissory note receivable, accounts payable and accrued liabilities and bridge loans approximate their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the statement of financial position, have been prioritized into three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Company's financial instruments measured at fair value on the statement of financial position date consist of cash, derivative warrant liability and the conversion feature on bridge loans. Cash is measured at Level 1 of the fair value hierarchy. Derivative warrant liability and the conversion feature on bridge loans are measured at Level 2 of the fair value hierarchy.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

7.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued share capital, equity component of bridge loans, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2014.

8.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as Deposits and Other Receivables consists of:

	2014	2013

Amounts receivable (a)	450,000	187,290
Advances to Officers, Directors and Employees (b)	386,031	-
Prepaid Insurance and other	36,735	47,451
Promissory note receivable (c)	-	-
	872,766	234,741

(a)	Amounts receivable relate to milestones met at October 31, 2014 per development contracts. These amounts are recorded as recoveries of deferred development costs.

(b)	At October 31, 2014 Advances to Officers, Directors and Employees consisted of:

	(i)	Advances to the Chairman of $38,084 and to a senior employee of $80,916. These advances were repaid subsequent to October 31, 2014 (Note 23).

	(ii)	An advance to the Controller of $22,957.

The advances in (i) and (ii) above are non interest bearing, unsecured and due on demand.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

8.	DEPOSITS AND OTHER RECEIVABLES (Cont’d)

(b)	At October 31, 2014 Advances to Officers, Directors and Employees consisted of: (Cont’d)

(iii)	An advance of $244,074 to the President of MAST (Refer to Note 18 for the terms of this advance and to Note 23 for settlement).

(c)

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey, which, at that time, was also a strategic development partner of the Company. The Company and the private Company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

i)	Maturity date of September 30, 2010.

ii)	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%. In July 2011, the interest rate on the promissory note increased to 18%.

iii)	Secured by a first priority security interest over all of the assets of the private company.

In 2012 the Company received payments totaling $30,000 against the amounts previously reserved.

At October 31, 2014 the gross balance outstanding was $145,815 including outstanding principal plus accrued interest and this amount has been fully reserved. The Company served notice to the private company that it was demanding payments under the terms of the promissory note and the security agreement and has received judgment in its favor during the year ended October 31, 2012. The Company continues to pursue collection of this fully reserved note.

	Gross	Net
Balance outstanding at November 01, 2011	111,553	-
Interest accrued	20,300	20,300
Reserved	-	(20,300)
Repayment	(30,000)	-
Balance outstanding at October 31, 2012	101,853	-
Interest accrued	20,105	20,105
Reserved	-	(20,105)
Repayment	-	-
Balance outstanding at October 31, 2013	121,958	-
Interest accrued	23,857	23,857
Reserved	-	(23,857)
Repayment	-	-
Balance outstanding at October 31, 2014	145,815	-

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

9.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment
Cost

At November 1, 2011	$40,734	$25,989	$66,723
Additions	-	-	-
Year ended October 31, 2012	$40,734	$25,989	$66,723

At November 1, 2012	$40,734	25,989	$66,723
Additions	14,839	-	$14,839
Disposals	(6,360)	-	$(6,360)
Year ended October 31, 2013	$49,213	$25,989	$75,202

At November 1, 2013	$49,213	25,989	$75,202
Additions	16,508	-	$16,508
Disposals	(13,436)	-	$(13,436)
Year ended October 31, 2014	$52,285	$25,989	$78,274

Accumulated amortization	Computers	Furniture and	Total
		Equipment
At November 1, 2011	$30,533	$25,989	$56,522
Amortization for the year	4,414	-	4,414
Year ended October 31, 2012	$34,947	$25,989	$60,936

At November 1, 2011	$34,947	25,989	$60,936
Amortization for the year	4,989	-	4,989
Adjustment for disposals	(4,721)	-	(4,721)
Year ended October 31, 2013	$35,215	$25,989	$61,204

At November 1, 2013	$35,215	25,989	$61,204
Amortization for the year	7,357	-	7,357
Adjustment for disposals	(11,770)	-	(11,770)
Year ended October 31, 2014	$30,802	$25,989	$56,791

Net book value at November 1, 2012	$5,787	-	$5,787
Net book value at October 31, 2013	$13,998	-	$13,998
Net book value at October 31, 2014	$21,483	-	$21,483

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

10.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

	2014	2013

Opening balance	$928,077	$718,163
Additional project costs incurred	3,936,459	677,445
Recovery of deferred development costs	(662,290)	(233,290)
Writedown of project costs	(676,790)	(234,241)
Closing balance	$3,525,456	$928,077

Additions to deferred development costs includes patent amortization of $44,472 (2013 - $22,354; 2012 - $15,204), and also includes intangible asset amortization of $19,352 (2013 and 2012 - $nil).

To date, the Company has recovered from its development partners a portion of the costs it has incurred as deferred development costs coincident with meeting milestones as stipulated in development contracts.

In 2014, the Company provided a reserve against cumulative development costs incurred on one development project in that it completed the staged development phases for that contract and there was no formal commitment as of October 31, 2014 from the development partner to move forward with this project. In total, the Company recovered $300,000 from the development partner on this project, $125,000 of which was received in 2014; the net writedown in 2014 was $645,528 on this project, to reduce the carrying value to a nominal amount.

In 2013, the Company provided a reserve against deferred development costs previously incurred with respect to three development projects, reducing the carrying value in each case to a nominal amount. In each case, the Company had decided not to pursue these development projects.

11.	INTANGIBLE ASSETS AND PATENTS

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2011, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

11.	INTANGIBLE ASSETS AND PATENTS (Cont’d)

It anticipates that it will realize commercial economic benefits from the exploitation of these intangible assets in the future.

Intangible Assets

Cost

At November 01, 2011	$135,465
Additions	-
Year ended October 31, 2012	$135,465

At November 01, 2012	$135,465
Additions	-
Year ended October 31, 2013	$135,465

At November 01, 2013	$135,465
Additions	-
Year ended October 31, 2014	$135,465

Accumulated amortization

At November 01, 2011	$-
Amortization for the year	19,352
Year ended October 31, 2012	$19,352

At November 01, 2012	$19,352
Amortization for the year	19,352
Year ended October 31, 2013	$38,704

At November 01, 2013	$38,704
Amortization for the year	19,352
Year ended October 31, 2014	$58,056

Net book value at October 31, 2012	$116,113
Net book value at October 31, 2013	$96,761
Net book value at October 31, 2014	$77,409

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

11.	INTANGIBLE ASSETS AND PATENTS (cont’d)

Amortization of intangible assets for the year ended October 31, 2014 was capitalized to deferred development costs.

Patents

Cost

At November 1, 2011	$62,697
Additions	26,650
Year ended October 31, 2012	$89,347

At November 1, 2012	$89,347
Additions	44,825
Year ended October 31, 2014	$134,172

At November 1, 2013	$134,172
Additions	176,381
Year ended October 31, 2014	$310,553

Amortization

At November 1, 2011	$25,019
Amortization for the year	15,204
Year ended October 31, 2012	$40,223

At November 1, 2012	$40,223
Amortization for the year	22,354
Year ended October 31, 2013	$62,577

At November 1, 2013	$62,577
Amortization for the year	44,472
Year ended October 31, 2014	$107,049

Net book value at October 31, 2012	$49,124
Net book value at October 31, 2013	$71,595
Net book value at October 31, 2014	$203,504

Amortization of patents was capitalized to deferred development costs for the above years.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

a)	Share Capital

Authorized and outstanding:

The Company has two classes of shares as follows:

	i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

	ii)	Common shares without par value – an unlimited number authorized.

	Number of	Amount
	Shares	$

Balance at November 1, 2012	136,430,555	$54,728,239

Private placement of units for cash (Note 13)	16,106,957	2,910,531
Warrants exercised (Note 13)	5,953,913	822,392
Warrants issued on private placements (Note 13)	-	(863,863)
Fair value of warrants exercised	-	193,796
Financing costs	-	(35,482)
Balance at October 31, 2013	158,491,425	$57,755,613

Warrants exercised (Note 13)	27,410,717	6,801,619
Fair value of warrants exercised	-	6,078,497
Shares issued on conversion of bridge loans (Note 14)	2,517,501	302,100
Warrants issued on conversion of bridge loan (Note 14)	-	(143,406)
Shares issued on settlement of accounts payable	17,081	8,353

Balance at October 31, 2014	188,436,724	$70,802,776

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

	b)	Stock Options

Stock option plan:

The Company has a fixed stock option plan. Under the Company’s stock option plan (the “Plan”), the Company may grant options for up to 15,600,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

A summary of the status of the Company’s fixed stock option plan through October 31, 2014 and changes during the periods is as follows:

	Options	Weighted
	(000)	average
		exercise
		price
		$

Outstanding, November 01, 2012	9,915	0.24
Granted	2,170	0.30
Expired	(315)	(0.55)
Forfeited	(295)	(0.23)
Outstanding, November 01, 2013	11,475	0.24
Granted	630	0.76
Outstanding, October 31, 2014	12,105	0.27

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

	b)	Stock Options (Cont’d)

During the year ended October 31, 2014 the Company issued a total of 630,000 stock options (2013 – 2,170,000). All options vest immediately upon issuance. This total consisted of 520,000 stock options issued to directors and officers (2013 – 1,120,000), 110,000 stock options issued to employees (2013 – 750,000) and no stock options to outside consultants (2013 – 300,000). The Company has the following stock options outstanding at October 31, 2014:

			Weighted
			average
			remaining
			life
Date of issue	# Issued	Strike Price	(in years)	Expiry Date

April 5, 2011	125,000	0.35	1.4	April 5, 2016
October 31, 2011	7,275,000	0.20	2.0	October 31, 2016
April 10, 2012	1,905,000	0.35	2.4	April 10, 2017
January 22, 2013	1,090,000	0.30 CDN	3.2	January 22, 2018
September 16, 2013	780,000	0.27 CDN	3.9	September 16, 2018
October 17, 2013	300,000	0.35	4.0	October 17, 2018
February 10, 2014	350,000	0.85	4.3	February 10, 2019
April 25, 2014	280,000	0.64	4.5	April 25, 2019
	12,105,000

All outstanding options at October 31, 2014 are exercisable. In 2014, the Company recorded a total expense of $379,253 (2013 - $368,790; 2012 - $430,856) with respect to the issuance of options issued during the year, calculated in accordance with the Black Scholes option-pricing model.

In the absence of a reliable measurement of the services received from a consultant, the services have been measured at the fair value of the options granted.

The underlying assumptions in the Black Scholes option-pricing model were as follows:

	2014	2013	2012
Share price	$ 0.63 - 0.85	$ 0.20 - 0.36	$ 0.30
Volatility factor (based on historical volality)	112% - 113%	105% - 110%	99%
Risk free interest rate	1.60%	1.37% - 1.84%	1.31%
Expected life	5 years	5 years	5 years
Dividend yield	0%	0%	0%
Forfeiture rate	0%	0%	0%

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

	c)	Loss Per Share

The calculation of basic and diluted loss per share for the year ended October 31, 2014 was based on the loss attributable to common shareholders of $4,164,871 (2013 - $5,933,928; 2012 - $1,775,065) divided by the weighted average number of common shares outstanding of 171,534,969 (2013 – 146,814,466; 2012 - 123,375,510).

Diluted loss per share did not include the effect of 12,105,000 stock options and 4,485,463 warrants outstanding (Note 13(c)) as they are anti-dilutive.

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS

a)	Private Placements

i)

In 2013 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds $2,910,532 and issued a total of 16,106,957 (10,200,743 CDN; 5,906,214 US) common shares. 16,106,957 common share purchase warrants with an average strike price of $0.22 CDN; $0.27 USD were attached to the private placement completed during 2013. All warrants issued in 2013 have a 12 month term from issue date.

ii)

In 2013 the Company extended the expiry dates on a total of 11,829,029 (7,315,808 CDN; 4,513,221 US) common share purchase warrants which would have otherwise expired in 2013. These warrants were extended for a period of 12 months in each case. The Company changed the strike price of 3,673,032 CDN of these warrants from $0.205 CDN to $0.215 CDN and the strike price remained unchanged for the balance of these warrants. The strike price remained unchanged for all other warrants ranging from $0.20 CDN to $0.80 CDN, $0.24 USD to $0.80 USD per warrant.

iii)

In 2013 the Company calculated the relative fair value of the share purchase warrants issued in connection with private placements in accordance with the Black Scholes option-pricing model. The Company reported a total charge to share capital of $863,863 and an offsetting charge to contributed surplus of $377,234 for US dollar share purchase warrants issued and $486,629 to derivative warrants liability for CDN share purchase warrants issued.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

a)	Private Placements (Cont’d)

The relative fair value of these share purchase warrants was estimated using the Black Scholes option-pricing model with the following assumptions:

2013
Share price	$0.17 - $0.58
Volatility factor (based on historical volality)	75 - 136%
Risk free interest rate	0.97 - 1.09%
Dividend yield	0%
Expected life	1 year

iv)	The Company did not complete any private placements in 2014.

v)

In 2014 the Company extended the expiry date on a total of 1,405,026 common share purchase warrants which would have otherwise expired in the period. These warrants were extended for a period of three to six months in each case. The strike price of 1,105,026 of these warrants was changed from $0.41 and $0.45 per warrant to $0.50 per warrant. The strike price remained unchanged for the balance of the warrants at $0.55 per warrant.

The Company calculated the charge associated with the extension of warrants in accordance with the Black Scholes option-pricing model. The Company reported a total charge to deficit of $168,632 (2013 - $841,247; 2012 - $1,322,879) and an offsetting charge to contributed surplus of $168,632 (2013 - $264,938; 2012 - $358,983) for US dollar warrants extended and $nil (2013 - $576,309; 2012 – $963,896) to derivative warrant liability for Canadian warrants extended.

The incremental fair value of these warrants extended was estimated using the Black Scholes option-pricing model with the following assumptions:

	2014	2013	2012
Share price	$0.50	$0.19 - $0.53	$0.12 - $0.30
Volatility factor (based on historical volality)	124 - 157%	75 - 161%	109 - 144%
Risk free interest rate	1.01 - 1.02%	1.00 - 1.11%	0.91 - 1.14%
Dividend yield	0%	0%	0%
Expected life	0.25 - 0.53 year	1 year	0.33-1.0 year

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

b)	Derivative Warrant Liability

The following summarizes the change in derivative warrant liability:

	October 31,	October 31,	October 31,
	2014	2013	2012

Balance, beginning of year	$-	$1,061,544	$1,178,691
Fair value assigned in warrants in units issuances	-	486,629	289,367
Fair value assigned in warrants extended	-	576,309	963,896
Fair value assigned to warrants issued on settlements of debt (Note 14)	-	-	306,061
Fair value transferred to share capital for warrants exercised	-	(146,121)	(348,947)
CDN warrants converted to USD	-	(5,224,863)	-
Loss (Gain) on revaluation of warrants	-	3,246,502	(1,327,524)
	$-	$-	$1,061,544

On October 28, 2013 the exercise price of all outstanding Canadian denominated warrants was converted from CDN to USD. As a result, these warrants are no longer considered a derivative warrants liability. These warrants were revalued on October 28, 2013 in the amount of $5,224,863 and this value was removed from derivative warrant liability and recorded to contributed surplus. Until October 28, 2013, the difference between the carrying amount of these CDN warrants and the revalued amount was recorded as loss on revaluation of derivative warrants liability in the amount of $3,246,502.

The derivative warrant liability was revalued at October 28, 2013 (2012 – October 31) using the Black Scholes option-pricing model with the following assumptions:

	2013	2012
Share price	$0.46	$0.21
Volatility factor (based on historical volality)	106 - 255%	81 - 153%
Risk free interest rate	1.03 - 1.09%	1.01 - 1.03%
Dividend yield	0%	0%
Expected life	0.14 - 1.13 year	0.25 - 1 year

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

c)	Share Purchase Warrants

		Weighted
		average exercise	Proceeds
	Warrants	price	Realized

Balance outstanding at October 31,2012	19,692,968	$0.27
Exercised	(5,953,913)	($0.14)	822,391
Expired	(85,000)	($0.15)
Granted	16,106,957	$0.24
Balance outstanding at October 31, 2013	29,761,012	$0.27	-
Exercised	(27,410,717)	(0.25)	6,801,619
Expired	(382,333)	(0.48)	-
Granted	2,517,501	0.12	-
Balance at October 31, 2014	4,485,463	0.37

The weighted average share price on the date of exercise was $0.71 (2013 - $0.22) .

14.	BRIDGE LOANS

a)

On December 2, 2011, the Company secured $285,000 CDN of bridge (“Loan 1”) from a group of arm’s length investors with maturities of six months. The loans were unsecured, bearing interest at a rate of 2% per month (effective interest rate – 26%) and convertible at the holders’ option at $0.12 USD per unit. Each unit upon conversion included one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12 USD. The term of the loans were extended on a month to month basis in July 2012. In January 2014 these loans was converted to equity by the issuance of 2,517,501 common shares and 2,517,501 common share purchase warrants. The common share purchase warrants have a one year term and an exercise price of $0.12 USD per warrant (Note 23).

b)

On September 4, 2012, the Company secured $125,000 CDN of bridge loans (“Loan 2”) from a group of arm’s length investors with maturities of six months. The loans were unsecured, bearing interest at a rate of 2% per month (effective interest rate – 32%) and convertible at the holders’ option at $0.18 CDN per unit. Each unit, upon conversion, included one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.22 CDN. This loan was repaid in the quarter ended April 30, 2013.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

14.	BRIDGE LOANS

b.	(Cont’d)

A breakdown of the outstanding bridge loans at October 31, 2013 is summarized as follows:

	Loan 1	Loan 2	Total

Loan (initial value)	284,514	81,194	365,708
Embedded derivative	-	44,850	44,850
Interest Accrued	130,686	15,209	145,895
Interest Paid	(125,186)	(15,209)	(140,395)
Accretion Expense	1,557	44,850	46,407
Gain on revaluation of embedded derivative	-	(44,850)	(44,850)
Equity Portion of Bridge Loan - Conversion Feature	(1,557)	-	(1,557)
Repayments	-	(126,044)	(126,044)
Carrying value at October 31, 2013	290,014	-	290,014

In fiscal 2013 and 2014, no bridge loans were issued.

As Loan 2 was repaid during 2013 the embedded derivative recognized in fiscal 2012 of $44,850 was revalued to be $nil at the time of repayment and a gain on revaluation of $40,750 (2012 – $176,899) was recognized in the statements of consolidated loss and comprehensive loss in 2013.

A breakdown of the outstanding bridge loan at October 31, 2014 is summarized as follows:

Loan 1

Principal	284,514
Interest Accrued	160,358
Interest Paid	(142,772)
Accretion Expense	1,557
Equity Portion of Bridge Loan - Conversion Feature	(1,557)
Conversion to equity in 2014	(302,100)
Carrying value at October 31, 2014	-

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

14.	BRIDGE LOANS (Cont’d)

b.	(Cont’d)

During 2014, Loan 1 was settled by the holder who converted the outstanding balance due; the Company issued 2,517,501 common shares with an assigned value of $302,100. As a result of the conversion, the holder received 2,517,501 common shares purchase warrants exercisable at $0.12 per warrant for a period of 12 months after the conversion date (January 23, 2015). The relative fair value of the common share purchase warrants of $143,406 was calculated using the Black Scholes option pricing model with the following assumptions:

2014
Share price	$1.18
Volatility factor (based on historical volality)	120%
Risk free interest rate	1.04%
Dividend yield	0%
Expected life	1 Year

In the 2012 fiscal year, bridge loans were settled by the holder converting their amount outstanding with the company issuing 1,860,080 common shares with an assigned value of $226,900. As a result of the conversion the holder received 1,860,080 common share purchase warrants exercisable at a price of $0.12 - $0.20 CDN for a period of 1 year. These common share purchase warrants were valued at $306,061 using the Black Scholes option-pricing model with the following assumptions:

2012
Share price	$0.23 - $0.25
Volatility factor (based on historical volality)	154 - 156%
Risk free interest rate	1.03 - 1.24%
Dividend yield	0%
Expected life	1 year

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

15.	CONTRIBUTED SURPLUS

Balance outstanding at November 01, 2012	$26,634,177

Stock based compensation expense relating to stock options issued (Note 12)	368,790
Common share purchase warrants
(a) Issued (Note 13)	377,234
(b) Extended (Note 13)	264,938
Warrants modified (Note 13)	5,224,863
Fair value of warrants exercised	(47,675)
Balance at October 31, 2013	$32,822,327

Stock based compensation expense relating to stock options issued (Note 12)	379,253
Common share purchase warrants
(a) Issued (Note 13)	-
(b) Extended (Note 13)	168,632
Transferred from equity component of bridge loan due to conversion	1,557
Warrants issued on conversion of bridge loan (Note 14)	143,406
Fair value of warrants exercised	(6,078,497)
Balance at October 31, 2014	$27,436,678

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

16.	INCOME TAXES

(a)

The Company has non-capital losses of approximately $25.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2014 the tax losses expire as follows:

	Canada	Other foreign	Total
2015	$2,849,213	$-	$2,849,213
2022		7,301	$7,301
2023		9,667	$9,667
2025		14,471	$14,471
2026	2,131,530	5,254	$2,136,784
2027	1,792,449	3,459	$1,795,908
2028	9,294	55,519	$64,813
2029	1,837,023	463,610	$2,300,633
2030	2,478,623	1,886,778	$4,365,401
2031	1,493,293	48,808	$1,542,101
2032	1,654,957	333,962	$1,988,919
2033	2,005,971	160,550	$2,166,521
2034	3,148,002	3,206,207	$6,354,209
	$19,400,355	$6,195,586	$25,595,941

In addition the Company has available capital loss carry forwards of approximately $1.5 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

(b)

Deferred income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows.

	October 31, 2014	October 31, 2013	October 31, 2012
Non-capital losses	$7,792,685	$6,334,982	$5,877,761
Capital losses	196,505	212,386	221,578
Property, equipment, intangibles, patents and deferred costs	661,960	1,926,689	1,988,956
Share issue costs	9,095	15,641	21,497
	8,660,245	8,489,698	8,109,792
Deferred tax assets not recognized	(8,660,245)	(8,489,698)	(8,109,792)
	$-	$-	$-

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

16.	INCOME TAXES (Cont’d)

(c)	The reconciliation of income tax attributed to continuing operation computed at the statutory tax rates to income tax expense is as follows:

	October 31, 2014	October 31, 2013	October 31, 2012

Loss before income taxes	$(4,164,871)	$(5,933,928)	$(1,775,065)

Statutory rate	26.50%	26.50%	26.50%

Expected income tax recovery	(1,103,691)	(1,572,491)	(470,392)

Effect on income taxes of unrecognized future income
Tax assets relating to deductible temporary differences on:
Non deductible expenses and other items	112,727	888,557	(149,207)
Share issue costs and other	-	(4,361)	(4,361)
Effect of exchange rate on future tax assets carried forward from previous years	572,542	324,880	3,071
Expiry of non-capital losses	259,122
Effect of higher tax rates in foreign jurisdiction	(11,247)
Change in deferred income tax rates and other	-	(16,491)	(393,446)
Change in deferred tax rates not recognized	170,547	379,906	1,013,335

	$-	$-	$-

17.	EXPENSES Administration

The components of general and administration expenses are as follows:

	2014	2013	2012

General and administrative	$69,122	$53,494	$66,651
Rent and occupancy cost	84,816	84,179	108,193
Bad debt expense	24,009	19,954	21,586
Interest income	(30,129)	(19,954)	(20,300)
Interest expense	28,640	78,677	106,442
Accretion expense	-	19,381	187,671
Office insurance	61,578	61,211	65,394
Telephone	22,537	17,272	17,380
Investor relations, listing and filling fees	64,880	64,283	141,600
	$325,453	$378,497	$694,617

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

17.	EXPENSES (Cont’d)

Professional, Other Fees and Salaries

The components of professional, other fees and salaries expenses are as follows:

	2014	2013	2012

Professional fees	$420,902	$311,330	$183,021
Consulting fees	1,535,520	818,106	917,420
Salaries and benefits	404,445	443,078	407,450
	$2,360,867	$1,572,515	$1,507,891

Research and Development

The components of research and development expenses are as follows:

	2014	2013	2012
Project expenses incurred (recovered)	26,882	(73,321)	229,840
Write-down of deferred development costs on specific projects	676,789	234,241	-
	703,671	160,920	229,840

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)	Chairman: The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN.

The Chairman was not granted any stock options in 2014. In 2013 the Chairman was awarded a total of 140,000 stock options at an average price of $0.29 CDN per share (2012 - 100,000 stock options at an average price of $0.35 per share).

The total compensation paid to the Chairman during the year ended October 31, 2014 was $137,172 of cash compensation and $nil of stock based compensation (2013 - $146,599 of cash compensation and $ 21,163 of stock based compensation; 2012 - $149,565 of cash compensation and $23,697 of stock based compensation).

The Company provided a short term non-interest bearing advance of $38,084 to the Chairman in 2014. This advance was repaid subsequent to October 31, 2014.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

	2014	2013	2012
Cash compensation	$1,482,153	$805,574	$709,075
Less portion capitalized to deferred development costs	(169,664)	(202,820)	-
	1,312,489	602,754	709,075

Stock based compensation	325,074	195,720	401,773

	$1,637,563	$798,474	$1,110,848

In 2014 these parties were awarded a total of 540,000 options at an average price of $0.76 CDN per share (2013 – 1,292,500 options at an average price of $0.29 per share; 2012 – 1,755,000 options at an average price of $0.35 per share)

(c)	Related party deferred development cost:

In 2014 the Company was invoiced $1,843,643 by a company whose major shareholder is a director of the Company and who also serves as its chief technology officer. This individual was elected as a director on February 19, 2014 and these related party transactions disclosed are transactions incurred from this date forward. These charges have been capitalized as deferred development costs. As at October 31, 2014, included in accounts payable and accrued liabilities is $208,425 owing to this company.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(d)	Advances:

In 2014 the following advances were provided to officers, directors and employees of the Company.

(1)

The CFO was advanced $119,757 during February and March 2014. The advance was settled through repayments of $78,036 and a performance bonus awarded at October 31, 2014. The advance was unsecured, due on demand with interest charged at a rate of 1% per month on the opening monthly balance outstanding.

(2) The President of MAST Inc was advanced $244,074 on May 30, 2014. The advance was evidenced by a promissory note which included the following terms:

a.	Non-interest bearing for the first twelve months and, thereafter, interest to be charged at a rate of 1% per month on the opening monthly balance.

b.	Unsecured for the first 12 months and, thereafter, an assignment of a security interest to the full amount of the outstanding balance in favor of the Company.

c.	Open to full repayment at any time.

d.	Eligible for up to full offset against certain performance based incentive compensation within the first twelve months (note 23).

(3)	A senior employee was advanced $80,916 during the year. This advance was non- interest bearing, unsecured, and due on demand. This advance was repaid subsequent to October 31, 2014.

19.	COMMITMENTS

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800 CDN. Lease commitments are as follows – commitments less than one year of $44,000 CDN; commitments in years 2-3 total $77,000 CDN.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to deferred development costs. These commitments are as follows – commitments less than one year of $1,799,000; commitments between years 2-5 total $934,000.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

20.	CONTINGENCIES

(a)	Legal matters:

Subsequent to October 31, 2014, the Company commenced a legal action against a former 3rd party consulting firm who previously provided services to the Company (note 23).

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b)	Disputes with vendors:

The Company has disputed amounts charged by certain third party vendors during previous fiscal years, one of which is the firm noted in (a) above, against which the Company has taken action (Note 23). The amount charged by the vendors exceeds the amount recorded as a provision by $181,780. No claims have been made by the vendors to date related to the disputed amounts.

21.	FINANCIAL RISK MANAGEMENT

(a)	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(b)	Market Risk:

i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. Management monitors the Canadian position of these monetary financial instruments on a periodic basis throughout the course of the year.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(b)	Market Risk: (Cont’d)

i.	Foreign Exchange Risk:

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	2014	2013

Cash and cash equivalents	$328,797	$461,727
Deposits and other receivables	201,403	49,477
Accounts payable and accrued liabilities	211,091	210,827

A 10% strengthening of the US dollar against the Canadian dollar would serve to decrease the loss by $31,910 at October 31, 2014 (2013 – decrease the loss by $30,037). A 10% weakening of the US dollar against the Canadian dollar at October 31, 2014 would have had the equal but opposite effect.

ii.	Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

The Company is not exposed to interest price risk on its interest bearing bridge loans and related party advances as the interest rate is fixed.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(c)	Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at October 31, 2014.

As at October 31, 2014, the Company reports working capital of $1,034,921 and has certain financial commitments (Note 19), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

(d)	Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and deposits and other receivables. The carrying amount of financial assets represents maximum credit exposure. The Company reduces its credit risk by maintaining its primary bank accounts at large financial institutions and assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

22.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

Geographic information – Non-current assets

	October 31,	October 31,
	2014	2013

Canada	$632,516	$415,533
United States	3,195,336	694,898
	$3,827,852	$1,110,431

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

23.	SUBSEQUENT EVENTS

The Company reports the following as subsequent events:

(a)	As of February 25, 2015 the Company has raised an additional $565,714 of financing through the exercise of a total of 2,988,876 common share purchase warrants.

(b)

The Company collected a total of $1,392,978 from development partners with respect to its ongoing joint product development projects. Included in the amounts is the $450,000 recorded as amounts receivable as described in Note 8 (a).

(c)

The Company settled in full the $244,074 advance from the President of MAST as described in (Note 18 (d) (2)) through the award of additional performance based compensation to that officer in February 2015.

(d)	The advances to the Chairman and a senior employee described in Note 8(b) (i) and (ii) were repaid to the Company in December 2014.

(e)

On November 17, 2014, Micromem and MAST (“Plaintiffs”) commenced a lawsuit in the United States District Court for the Southern District of New York against Dreifus Associates Limited and Henry Dreifus (“Defendants”). Plaintiffs original complaint contained five causes of action by which they sought money damages, declaratory relief and specific performance relating to certain contracts. On February 24, 2015, Plaintiffs filed an amended complaint to add a claim for declaratory relief relating to a patent held by Plaintiffs. It is anticipated that Defendants will deny the substantive allegations in the amended complaint and/or seek to have the action transferred to Florida, where Defendants reside and/or maintain an office.

(f)

At the Annual General and Special Meeting of shareholders held on January 30, 2015, the Company’s stock option plan was revised to increase the maximum number of options in the plan reserved for issuance from 15.6 million to 18.84 million options.

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